================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                         Indicate by check mark whether
                          the registrant files or will
                            file annual reports under
                           cover of Form 20-F or Form
                                      40-F:
                         Form 20-F  X           Form 40-F
                                  -----                   ----

                          Indicate by check mark if the
                          registrant is submitting the
                              Form 6-K in paper as
                           permitted by Regulation S-T
                                 Rule 101(b)(1):
                        Yes                     No   X
                           ----                   -----

                          Indicate by check mark if the
                          registrant is submitting the
                              Form 6-K in paper as
                           permitted by Regulation S-T
                                 Rule 101(b)(7):
                        Yes                     No  X
                           ----                   -----

                             Indicate by check mark
                 whether by furnishing the information contained
                  in this Form, the Registrant is also thereby
                  furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                         Yes                     No X
                           ----                    -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ENDESA, S.A.

Dated: June 4, 2003       By: /s/ Jacinto Parinete
                             --------------------------------------------
                           Name: Jacinto Pariente
                           Title: Manager of North America Investor Relations